UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MYOVANT SCIENCES LTD.
(Name of Issuer)
Common Stock, par value $0.000017727 per share
(Title of Class of Securities)
G637AM102
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102

(1)	Names of reporting persons Takeda Pharmaceuticals International AG
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 7,420,625
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 7,420,625
(9)	Aggregate amount beneficially owned by each reporting person 7,420,625 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.83% (2)
(12)	Type of reporting person (see instructions) CO

(1) Such shares were previously directly held by the Reporting Person but as of March 19, 2018 are directly held by Millennium Pharmaceuticals, Inc. Millennium Pharmaceuticals, Inc. is a direct, wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (58.09%) and Takeda Pharmaceuticals International AG (41.91%). Takeda Pharmaceuticals International AG is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited.

(2) Based on 68,492,388 shares of Common Stock outstanding as of November 2, 2018, as reported on the Issuer’s Form 10-Q filed November 8, 2018.

Amendment No. 1 to Schedule 13G (Final Amendment)
Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by Takeda Pharmaceuticals International AG with respect to the Common Stock of the Issuer on March 6, 2017 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined. The Reporting Person continues to indirectly beneficially own Common Stock of the Issuer, as reported in a joint filing on Schedule 13G filed with the Securities and Exchange Commission by Takeda Pharmaceutical Company Limited, Takeda A/S (Denmark), Takeda Pharma A/S (Denmark), Takeda Europe Holdings B.V. (Netherlands), Takeda Pharmaceuticals U.S.A., Inc., Takeda Pharmaceuticals International AG, and Millennium Pharmaceuticals, Inc. on March 29, 2018 and any amendments thereto, and the Reporting Person will continue to report such ownership therein and not in further amendments to this Schedule 13G.
The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:
Item 4.     Ownership
The information requested in Item 4 is incorporated herein by reference to the cover page to this Amendment No. 1 to Schedule 13G. Ownership is stated as of December 31, 2018 and the percentage ownership is based on 68,492,388 shares of Common Stock outstanding as of November 2, 2018, as reported on the Issuer’s Form 10-Q filed November 8, 2018.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 20, 2020

TAKEDA PHARMACEUTICALS INTERNATIONAL AG

By	/s/ Charlie Alexander
	Name:	Charlie Alexander
	Title:	Head of International Business Development

By	/s/ Andrea Ferrari
	Name:	Andrea Ferrari
	Title:	Regional General Counsel EUCAN